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CUSIP NO. 42222N-10-3                13G                       Page 1 of 5 Pages
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                                  Schedule 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)



                                HealthStream, Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   42222N-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                    12/31/00
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]    Rule 13d-1(b)
         [ ]    Rule 13d-1(c)
         [X]    Rule 13d-1(d)

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CUSIP NO. 42222N-10-3                13G                       Page 2 of 5 Pages
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

--------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Robert A. Frist, Jr.

--------------------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a) [ ]
    2

                                                                                    (b) [ ]
--------------------------------------------------------------------------------------------
           SEC USE ONLY
    3

--------------------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    4

                    United States

--------------------------------------------------------------------------------------------

        NUMBER OF

          SHARES                  SOLE VOTING POWER
                             5

       BENEFICIALLY                   5,046,615
                             ---------------------------------------------------------------
         OWNED BY                 SHARED VOTING POWER
                             6
           EACH
                             ---------------------------------------------------------------
        REPORTING                 SOLE DISPOSITIVE POWER
                             7

          PERSON             ---------------------------------------------------------------
                                  SHARED DISPOSITIVE POWER
           WITH              8


--------------------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9

           5,046,615
--------------------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    (a) [ ]
   10

--------------------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   11

           23.8%
--------------------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*  IN
   12

--------------------------------------------------------------------------------------------
                  *SEE INSTRUCTION BEFORE FILLING OUT

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CUSIP NO. 42222N-10-3                13G                       Page 3 of 5 Pages
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Item 1(a).            Name of Issuer:                       HealthStream, Inc.
Item 1(b).            Address of Issuer's                   209 10th Ave. South
                      Principal Executive                   Suite 450
                      Offices:                              Nashville, TN 37203

Item 2(a).            Name of Person Filing:                Robert A. Frist, Jr.
Item 2(b).            Address of Principal                  209 10th Ave. South
                      Business Office:                      Suite 450
                                                            Nashville, TN 37203
Item 2(c).            Organization/Citizenship:             United States
Item 2(d).            Title of Class                        Common Stock
                      Of Securities:
Item 2(e).            CUSIP Number:                         42222N-10-3
Item 3.               Inapplicable.

Item 4.               Ownership.


                        TOTAL SHARES
                           OF HSTM
                           COMMON                                                             SOLE           SHARED
                            STOCK          PERCENT            SOLE           SHARED           POWER           POWER
                        BENEFICIALLY          OF             VOTING          VOTING            TO              TO
     PERSON                 OWNED          CLASS(1)           POWER           POWER          DISPOSE         DISPOSE
--------------------    ------------       --------         ---------        ------          -------         -------
Robert A. Frist, Jr.      5,046,615          23.8%          5,046,615



------------------------------

     (1)   21,242,313 shares issued and outstanding

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CUSIP NO. 42222N-10-3                13G                       Page 4 of 5 Pages
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Item 5.       Ownership of Five Percent or Less of a Class.

                       N/A

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

                       N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                       N/A

Item 8.       Identification and Classification of Members of the Group.

                       N/A

Item 9.       Notice of Dissolution of Group.

                       N/A

Item 10.      Certification.

                       N/A

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CUSIP NO. 42222N-10-3                13G                       Page 5 of 5 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       /s/ Robert A. Frist, Jr.
                                       -----------------------------------------
                                       (Signature)


                                       February 8, 2001
                                       -----------------------------------------
                                       Date


                                       Robert A. Frist, Jr.
                                       -----------------------------------------
                                       (Name/Title)